Huntington Bancshares Incorporated

41 South High Street

Columbus, Ohio 43281

April 28, 2016

Legal Branch Chief, Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Huntington Bancshares Incorporated
Registration Statement on Form S-4
File No. 333-209962

Dear Ms. Anagnosti:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Huntington Bancshares Incorporated (“Huntington”) hereby respectfully requests acceleration of effectiveness of the above-referenced registration statement so that it may become effective at 10:00 a.m., Eastern time, on Friday, April 29, 2016, or as soon as possible thereafter.

In connection with this request, Huntington acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve Huntington from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	Huntington may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Nicholas G. Demmo ((212) 403-1381; NGDemmo@wlrk.com) or Mark F. Veblen ((212) 403-1396; MFVeblen@wlrk.com) of Wachtell, Lipton, Rosen & Katz. In addition, please notify Mr. Demmo or Mr. Veblen when this request for acceleration has been granted.

Sincerely,

Huntington Bancshares Incorporated

By:	/s/Richard A. Cheap
Richard A. Cheap
Executive Vice President, General Counsel and Secretary